UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CANADIAN SOLAR INC.

(Exact name of registrant as specified in its charter)

Ontario	001-33107
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

4273 King Street East, Suite 102 Kitchener, Ontario, N2P 2E9 Canada
(Address of principal executive offices)	(Zip Code)

Xinbo Zhu, Chief Financial Officer

Tel: 1 519-837 1881

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2024.

Section 1.	Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Canadian Solar Inc. (“Canadian Solar”) is one of the world’s largest solar technology and renewable energy companies, a leading manufacturer of solar photovoltaic modules, a provider of battery energy storage solutions, and a developer of utility-scale solar power and battery energy storage projects. Canadian Solar’s global footprint spans North America, Asia Pacific, Europe, Australia, South America, the Middle East and Africa. Canadian Solar’s business is divided into two segments: CSI Solar, which focuses on solar module and battery energy storage product manufacturing, and Recurrent Energy, which focuses on solar power and battery storage project development, asset sales, power services, and electricity revenue from its operating portfolio.

The disclosures herein for the reporting period from January 1, 2024 to December 31, 2024 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

Canadian Solar has taken the following steps as part of its reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

•	listed out the materials and products in its supply chain during the reporting period;

•	determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by Canadian Solar (“necessary conflict minerals”);

•	identified the immediate suppliers whose products contained necessary conflict minerals (“In-Scope Suppliers”);

•	requested that In-Scope Suppliers provide a confirmation statement on where they obtained their products and materials that contained conflict minerals to determine whether further procedures and inquiries were necessary for these products and materials; and

•	analyzed whether the necessary conflict minerals used by Canadian Solar during the reporting period may have originated from the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

Canadian Solar determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured was tin. In the processing of solar modules, Canadian Solar uses copper strip which is coated with tin. In addition, solder used in junction boxes and for other purposes contains tin. Canadian Solar has made inquiries with all its suppliers of tin-containing products about the source of the tin used in their products and further requested that these suppliers provide a confirmation statement on the origin of the tin contained in their products to determine whether further procedures and inquiries were necessary. Canadian Solar does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on Canadian Solar’s reasonable country of origin inquiry, Canadian Solar has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link on Canadian Solar’s Corporate Website

This specialized disclosure report on Form SD can be accessed on Canadian Solar’s investor relations website at http://investors.canadiansolar.com/sec-filings. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02.	Exhibit

Not applicable.

Section 2.	Resource Extraction Issuer Disclosure

Item 2.01.	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3.	Exhibits

Item 3.01.	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CANADIAN SOLAR INC.

	By:	/s/ Xinbo Zhu
	Name:	Xinbo Zhu
	Title:	Chief Financial Officer

Date: May 29, 2025